03004220

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 17, 2003, Series 2003-AR1	**333-99117**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 17, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: /s/ John P. Grazer
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities, Inc.

AMERIQUEST MORTGAGE COMPANY

$152,778,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-AR1

Ameriquest Mortgage Securities, Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

UBS Warburg

January 8, 2003

The analysis in this report is based on information provided by Ameriquest Mortgage Securities, Inc. (the "Depositor"). UBS Warburg LLC ("UBSW") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBSW and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBSW is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBSW in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBSW nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBSW AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBSW IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED January 8, 2003

Ameriquest Mortgage Securities, Inc.
Asset-Backed Pass-Through Certificates, Series 2003-AR1
$152,778,000 *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approx. Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Stated Final Maturity	Expected Ratings S&P / M / F
A-1	238,228,000	FLOAT				*Not Offered*			AAA / Aaa / AAA
A-2	109,778,000	FLOAT	3.01	02/03 – 09/10	0	Act/360	09/25/2010	01/25/2033	AAA / Aaa / AAA
M-1	17,000,000	FLOAT	5.14	03/06 – 09/10	0	Act/360	09/25/2010	01/25/2033	AA / Aa2 / AA
M-2	14,000,000	FLOAT	5.12	03/06 – 09/10	0	Act/360	09/25/2010	01/25/2033	A / A2 / A
M-3	12,000,000	FLOAT	5.10	02/06 – 09/10	0	Act/360	09/25/2010	01/25/2033	BBB / Baa2 / BBB
M-4	3,000,000	FIXED				*Not Offered*			BBB- / Baa3 / BBB-
Total									

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC	4% CPR growing to 23% CPR over 12 months
Adjustable-Rate Mortgage Loans		27% CPR

Mortgage Insurance Policy

69.99% of the Mortgage Loans with loan-to-value ratios greater than 60% are covered by mortgage insurance, subject to certain carveouts, down to 60% of the value of the related mortgaged property by Mortgage Guaranty Insurance Corporation ("MGIC").

Transaction Overview

Offered Certificates:	Approximately $109,778,000 senior floating-rate Certificates ("Class A-2 Certificates") and approximately $43,000,000 mezzanine floating-rate Certificates ("Class M-1, Class M-2 and Class M-3 Certificates"). The Class A-2 Certificates are backed by first lien mortgage loans with principal balances that may or may not conform to Freddie Mac guidelines ("Group II Mortgage Loans"). The Class M-1, Class M-2, Class M-3 Certificates are supported by all of the mortgage loans.
Non-Offered Certificates:	Floating-rate Class A-1 Certificates (collectively with the Class A-2 Certificates, the "Class A Certificates") and fixed-rate Class M-4 Certificates (collectively with the Class M-1, Class M-2, and Class M-3 Certificates, the "Class M Certificates")
Collateral:	As of January 1, 2003 ("Cut-off Date"), the Mortgage Loans will consist of approximately 2,320 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans with loan-to-value ratios at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $400,006,366 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will consist of 1,786 adjustable-rate and fixed-rate mortgage loans totaling approximately $273,825,164 with principal balances that conform to Freddie Mac guidelines and the Group II Mortgage Loans will consist of 534 adjustable-rate and fixed-rate mortgage loans totaling approximately $126,181,202 with principal balances that may or may not conform to Freddie Mac guidelines.
Primary Mortgage Insurance Policy:	As of the Cut-off Date, approximately 66.49% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Mortgage Guaranty Insurance Corporation ("MGIC"). For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.
Depositor:	Ameriquest Mortgage Securities, Inc.
Mortgage Insurance Provider:	Mortgage Guaranty Insurance Corporation
Originator and Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company
Lead Underwriter:	UBS Warburg LLC
Co-Manager:	Deutsche Bank Securities and Morgan Stanley
Cut-off Date:	January 1, 2003
Expected Pricing:	On or about January 10, 2003
Expected Closing Date:	On or about January 17, 2003
Record Date:	For the Class A, Class M-1, Class M-2, and Class M-3 Certificates the business day immediately preceding the Distribution Date. For the Class M-4 Certificates, the last business day of the month immediately preceding the month in which the Distribution Date occurs.

Transaction Overview (Cont.)

Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in February 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the [Cut-off Date] up to and including February 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For any Distribution Date and the Class A Certificates, the Class M-1 Certificates, the Class M-2 Certificates and the Class M-3 Certificates will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. For any Distribution Date and the Class M-4 Certificates will be the calendar month preceding the month of such Distribution Date (based on a 30/360-day basis).
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.0065]% per annum. Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will not be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination 4) PMI Policy

Transaction Overview (Cont.)

Overcollateralization Target Amount: The Overcollateralization Target Amount will be fully funded on the Closing Date and is anticipated to be 1.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the amount of OC is reduced below 1.50%, Excess Interest, if any, will be applied to first pay Class A principal and then Class M principal, in order to maintain the required level of OC.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in February 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 26.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Class A Certificates and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Initial Credit Enhancement Percentage

Class	(S&P / F / M)	Percent
A	AAA / AAA / Aaa	13.00%
M-1	AA / AA / Aa2	8.75%
M-2	A / A / A2	5.25%
M-3	BBB / BBB / Baa2	2.25%
M-4	BBB- / BBB- / Baa3	1.50%

Expense Adjusted Net Mortgage Rates: The per annum rate equal to the weighted average of the mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate, (b) the Servicing Fee Rate and (c) the Mortgage Insurance Fee Rate, if applicable.

Net WAC Cap: Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M-1 Certificates, Class M-2 Certificates, and Class M-3 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Transaction Overview (Cont.)

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination and the pass-through rates on the Class A Certificates and Class M Certificates (other than Class M-4 Certificates) are based on one-month LIBOR, the application of the related Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Excess Interest on a subordinated basis on the same Distribution Date or in any subsequent period.

The Class A-2 Certificates, Class M-1 Certificates, and Class M-2 Certificates will benefit from three interest rate caps pledged to the trust to mitigate their respective Basis Risk Shortfalls.

The notional schedules and the strikes for each of the interest rate caps are available at the end of the term sheet.

Available Funds:

For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer, the Trustee, or the Mortgage Insurance Provider, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that *each* of the Class A Certificates will maintain a 26.00% Credit Enhancement Percentage (2x the original Class A Credit Enhancement Percentage).

The Class A-1 Certificates will be supported primarily from collections on the Group I Mortgage Loans and the Class A-2 Certificates will be supported primarily from collections on the Group II Mortgage Loans.

Transaction Overview (Cont.)

Class A Principal Distribution Amount (continued):

Any Excess Interest required to maintain the Overcollateralization Target Amount will be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates based on the related Class A-1 and Class A-2 principal allocation percentages (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions distributable to the holders of the Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Class M Certificates, first to the Class M-1 Certificates until it reaches a 17.50% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), then to the Class M-2 Certificates until it reaches a 10.50% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates until it reaches a 4.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), and then to the Class M-4 Certificates until it reaches a 3.00% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Coupon Step-up:

After the Optional Termination Date, the margins on the Class A-1 Certificates and Class A-2 Certificates will increase to 2.0x their initial margins and the margins on the Class M-1 Certificates, the Class M-2 Certificates, and the Class M-3 Certificates will increase to 1.5x their respective initial margins, subject to the Net WAC Cap.

The coupon on the Class M-4 Certificates will increase by 0.50% after the Optional Termination Date, subject to the Net WAC Cap.

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

The percentage obtained by dividing (x) the principal amount (without double counting) of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans subject to bankruptcy proceedings by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 16.50%.

Transaction Overview (Cont.)

Cumulative Loss Test:

The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
February 2006 through January 2007	2.75%
February 2007 through January 2008	4.00%
February 2008 through January 2009	5.25%
February 2009 through January 2010	5.75%
February 2010 and thereafter	6.00%

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class M Certificates, sequentially.
2. To pay principal to the Class A and Class M Certificates, in accordance with the principal distribution amount provisions described above.
3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Excess Interest, if any, to pay the accrued unpaid interest from a prior Distribution Date to the Class M Certificates.
5. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above.
6. To pay any remaining amount to the non-offered Certificates (other than the Class A-1 Certificates) in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR:

Telerate page 3750.

ERISA:

Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA:

The Class A-2 and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC:

The Trust will be established as one or more REMICs for federal income tax purposes.

Transaction Overview (Cont.)

Ratings:	It is a condition to the issuance of the Class A-2 Certificates receive ratings of "AAA" if rated by Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("S&P"), "Aaa" if rated by Moody's Investors Service, Inc. ("Moody's") and "AAA" if rated by Fitch Ratings ("Fitch"), Class M-1 Certificates receive a rating of "AA" if rated by S&P, "Aa2" if rated by Moody's and "AA" if rated by Fitch, that the M-2 Certificates receive a rating of at least "A" if rated by S&P, "A2" if rated by Moody's and "A" if rated by Fitch, that the Class M-3 Certificates receive a rating of at least "BBB" if rated by S&P, "Baa2" if rated by Moody's and "BBB" if rated by Fitch and that the Class M-4 Certificates receive a rating of at least "BBB-" if rated by S&P, "Baa3" if rated by Moody's and "BBB-" if rated by Fitch.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,320		
Aggregate Current Principal Balance:	$400,006,365.75		
Average Current Principal Balance:	$172,416.54		$49,966 – $500,000
Aggregate Original Principal Balance:	$400,265,054.00		
Average Original Principal Balance:	$172,528.04		$50,000 - $500,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.880%		5.450% - 13.900%
Wtd. Avg. Original Term (months):	357		180 – 360
Wtd. Avg. Remaining Term (months):	356		178 – 360
Margin (ARM Loans Only):	6.471%		5.000% - 7.125%
Maximum Interest Rate (ARM Loans Only):	14.070%		11.450% - 18.600%
Minimum Interest Rate (ARM Loans Only):	8.070%		5.450% - 12.600%
Wtd. Avg. Original LTV:	83.64%		25.00% - 95.00%
Wtd. Avg. Borrower FICO:	609		499 - 806
Geographic Distribution (Top 5):	CA	27.53%	
	NY	15.22%	
	IL	6.12%	
	FL	6.12%	
	NJ	5.26	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	1,663	$ 277,553,042.82	69.39
Fixed Rate	657	122,453,322.93	30.61
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	10	$ 500,000.00	0.12
50,000.01 – 100,000.00	627	47,681,053.00	11.91
100,000.01 – 150,000.00	537	67,239,312.00	16.80
150,000.01 – 200,000.00	387	67,446,223.00	16.85
200,000.01 – 250,000.00	294	65,784,865.00	16.44
250,000.01 – 300,000.00	199	54,370,658.00	13.58
300,000.01 – 350,000.00	126	40,813,170.00	10.20
350,000.01 – 400,000.00	86	32,063,449.00	8.01
400,000.01 – 450,000.00	30	12,872,125.00	3.22
450,000.01 – 500,000.00	24	11,494,199.00	2.87
Total:	**2,320**	**$ 400,265,054.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
49,965.01 - 50,000.00	11	$ 549,768.21	0.14
50,000.01 – 100,000.00	626	47,602,343.01	11.90
100,000.01 – 150,000.00	538	67,348,438.54	16.84
150,000.01 – 200,000.00	386	67,248,002.20	16.81
200,000.01 – 250,000.00	294	65,734,710.65	16.43
250,000.01 – 300,000.00	199	54,330,066.82	13.58
300,000.01 – 350,000.00	127	41,141,446.24	10.29
350,000.01 – 400,000.00	85	31,695,822.41	7.92
400,000.01 – 450,000.00	31	13,316,097.81	3.33
450,000.01 – 500,000.00	23	11,039,669.86	2.76
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	32	$ 4,508,060.31	1.13
181 – 240	30	3,857,342.66	0.96
301 – 360	2,258	391,640,962.78	97.91
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 – 5.499	2	$ 702,091.19	0.18
5.500 – 5.999	18	4,619,000.34	1.15
6.000 – 6.499	108	27,392,478.87	6.85
6.500 – 6.999	283	62,877,676.22	15.72
7.000 – 7.499	300	58,304,239.84	14.58
7.500 – 7.999	412	78,689,488.95	19.67
8.000 – 8.499	355	58,484,655.74	14.62
8.500 – 8.999	336	50,442,538.42	12.61
9.000 – 9.499	186	23,442,286.28	5.86
9.500 – 9.999	183	21,036,365.31	5.26
10.000 – 10.499	69	6,363,930.28	1.59
10.500 - 10.999	40	4,160,114.98	1.04
11.000 - 11.499	12	1,151,753.33	0.29
11.500 - 11.999	8	1,178,950.75	0.29
12.000 - 12.499	6	998,595.25	0.25
12.500 - 12.999	1	111,800.00	0.03
13.500 - 13.999	1	50,400.00	0.01
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	5	$ 550,801.13	0.14
30.01 – 35.00	4	378,595.30	0.09
35.01 – 40.00	9	1,217,445.26	0.30
40.01 – 45.00	12	1,396,531.31	0.35
45.01 – 50.00	17	2,538,577.43	0.63
50.01 – 55.00	26	4,510,740.15	1.13
55.01 – 60.00	53	9,398,360.98	2.35
60.01 – 65.00	90	16,164,237.13	4.04
65.01 – 70.00	97	14,929,556.04	3.73
70.01 – 75.00	155	26,747,926.94	6.69
75.01 – 80.00	334	55,709,017.57	13.93
80.01 – 85.00	374	59,433,095.31	14.86
85.01 – 90.00	797	135,426,349.30	33.86
90.01 – 95.00	347	71,605,131.90	17.90
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Score	4	$ 726,282.50	0.18
480 - 499	1	154,263.91	0.04
500 - 519	55	7,694,286.08	1.92
520 - 539	127	19,698,846.87	4.92
540 - 559	320	47,345,027.91	11.84
560 - 579	306	46,694,678.50	11.67
580 - 599	312	50,366,265.61	12.59
600 - 619	324	58,368,284.25	14.59
620 - 639	331	63,596,866.44	15.90
640 - 659	224	41,048,786.00	10.26
660 - 679	139	26,980,788.40	6.75
680 - 699	92	19,197,540.43	4.80
700 - 719	42	8,144,955.29	2.04
720 - 739	25	5,787,659.51	1.45
740 - 759	13	3,061,192.93	0.77
760 - 779	3	771,373.86	0.19
780 - 799	1	209,810.15	0.05
Above 800	1	159,457.11	0.04
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	477	$ 110,119,234.43	27.53
New York	252	60,866,273.11	15.22
Illinois	155	24,498,646.29	6.12
Florida	160	24,479,266.65	6.12
New Jersey	103	21,042,284.03	5.26
Massachusetts	94	20,595,856.28	5.15
Arizona	137	17,207,203.94	4.30
Michigan	102	10,730,563.37	2.68
Texas	77	9,265,571.73	2.32
Ohio	102	9,153,688.54	2.29
Washington	59	8,992,351.68	2.25
Connecticut	49	8,458,007.24	2.11
Minnesota	52	8,074,166.73	2.02
Indiana	58	6,948,670.26	1.74
Colorado	33	6,285,939.39	1.57
Utah	37	5,977,895.22	1.49
Missouri	55	5,865,833.50	1.47
Pennsylvania	42	5,158,383.56	1.29
Maryland	26	4,907,592.43	1.23
Nevada	26	3,938,733.11	0.98
Hawaii	15	3,697,085.54	0.92
Oregon	23	3,199,156.50	0.80
Rhode Island	15	2,386,853.86	0.60
Wisconsin	19	2,164,856.95	0.54
New Hampshire	14	2,115,119.54	0.53
Tennessee	26	2,044,616.87	0.51
Alabama	20	1,882,935.90	0.47
South Carolina	15	1,699,027.63	0.42
New Mexico	10	1,196,500.99	0.30
Alaska	6	1,099,449.36	0.27
Maine	5	874,429.78	0.22
Kansas	7	771,153.00	0.19
Louisiana	9	743,569.99	0.19
Oklahoma	10	725,975.41	0.18
Mississippi	7	635,087.51	0.16
Arkansas	6	565,350.35	0.14
Idaho	5	489,072.62	0.12
Iowa	5	450,806.15	0.11
Nebraska	3	236,236.94	0.06
Delaware	1	175,778.62	0.04
Vermont	1	133,000.00	0.03
Wyoming	1	80,534.11	0.02
Kentucky	1	73,606.64	0.02
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	2,095	$ 371,222,288.48	92.80
Non-Owner	218	27,364,461.36	6.84
Second Home	7	1,419,615.91	0.35
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	1,788	$ 305,897,280.78	76.47
Stated Documentation	489	85,105,020.85	21.28
Limited Documentation	43	9,004,064.12	2.25
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out (1)	1,180	$ 203,234,928.19	50.81
Refinance – Debt Consolidation No Cash Out (2)	582	103,829,808.72	25.96
Purchase	558	92,941,628.84	23.24
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
2. Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	1,635	$ 287,082,383.58	71.77
2	255	41,303,437.37	10.33
3	205	34,346,076.72	8.59
4	149	25,320,615.41	6.33
5	60	9,441,587.63	2.36
6	16	2,512,265.04	0.63
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,838	$ 313,105,073.49	78.28
2-4 Family	214	41,501,915.13	10.38
Condo	143	20,617,936.19	5.15
PUD	90	19,063,485.61	4.77
PUD Attached	17	3,443,225.03	0.86
Manufactured Housing	13	1,290,512.03	0.32
Single Family Attached	5	984,218.27	0.25
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	404	$ 76,075,607.96	19.02
12	211	44,977,493.71	11.24
24	1,326	209,229,047.83	52.31
36	379	69,724,216.25	17.43
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	2,320	$ 400,006,365.75	100.00
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	2,143	$ 331,814,371.71	82.95
Non-Conforming Balance	177	68,191,994.04	17.05
Total:	**2,320**	**$ 400,006,365.75**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Collateral Summary

Statistics for the adjustable rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,663		
Aggregate Current Principal Balance:	$277,553,042.82		
Average Current Principal Balance:	$166,899.00		$49,966 – $500,000
Aggregate Original Principal Balance:	$277,724,609.00		
Average Original Principal Balance:	$167,002.17		$50,000 – $500,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	8.070%		5.450% - 12.600%
Wtd. Avg. Original Term (months):	360		180 – 360
Wtd. Avg. Remaining Term (months):	359		179 - 360
Margin :	6.471%		5.000% - 7.125%
Maximum Interest Rate :	14.070%		11.450% - 18.600%
Minimum Interest Rate :	8.070%		5.450% - 12.600%
Wtd. Avg. Original LTV:	84.88%		29.47% - 95.00%
Wtd. Avg. Borrower FICO:	602		499 – 781
Geographic Distribution (Top 5):	CA	26.19%	
	NY	11.47%	
	FL	6.57%	
	IL	6.31%	
	MA	5.80%	

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	1,663	$ 277,553,042.82	100.00
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	7	$ 350,000.00	0.13
50,000.01 - 100,000.00	469	35,778,201.00	12.88
100,000.01 - 150,000.00	426	53,504,820.00	19.27
150,000.01 - 200,000.00	271	46,944,341.00	16.90
200,000.01 - 250,000.00	187	42,041,141.00	15.14
250,000.01 - 300,000.00	130	35,373,418.00	12.74
300,000.01 - 350,000.00	79	25,576,964.00	9.21
350,000.01 - 400,000.00	57	21,277,499.00	7.66
400,000.01 - 450,000.00	17	7,340,525.00	2.64
450,000.01 - 500,000.00	20	9,537,700.00	3.43
Total:	**1,663**	**$ 277,724,609.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
49,965.01 - 50,000.00	7	$ 349,806.90	0.13
50,000.01 - 100,000.00	469	35,756,917.51	12.88
100,000.01 – 150,000.00	426	53,473,338.35	19.27
150,000.01 – 200,000.00	271	46,910,561.40	16.90
200,000.01 – 250,000.00	187	42,011,639.94	15.14
250,000.01 – 300,000.00	130	35,347,002.42	12.74
300,000.01 – 350,000.00	79	25,565,538.12	9.21
350,000.01 – 400,000.00	57	21,267,158.34	7.66
400,000.01 - 450,000.00	18	7,786,558.00	2.81
450,000.01 - 500,000.00	19	9,084,521.84	3.27
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	3	$ 243,375.62	0.09
181 – 240	8	636,143.54	0.23
301 – 360	1,652	276,673,523.66	99.68
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 – 5.499	2	$ 702,091.19	0.25
5.500 – 5.999	15	4,089,293.22	1.47
6.000 – 6.499	41	9,966,365.20	3.59
6.500 – 6.999	133	28,930,301.84	10.42
7.000 – 7.499	187	37,364,154.66	13.46
7.500 – 7.999	306	59,247,996.69	21.35
8.000 – 8.499	284	46,777,574.04	16.85
8.500 – 8.999	274	41,754,295.12	15.04
9.000 – 9.499	165	20,113,784.80	7.25
9.500 – 9.999	160	18,501,602.16	6.67
10.000 – 10.499	48	4,162,393.16	1.50
10.500 – 10.999	26	2,931,122.65	1.06
11.000 – 11.499	8	836,122.09	0.30
11.500 – 11.999	8	1,178,950.75	0.42
12.000 – 12.499	5	885,195.25	0.32
12.500 – 12.999	1	111,800.00	0.04
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 – 5.249	4	$ 757,512.14	0.27
5.500 - 5.749	28	7,515,884.45	2.71
6.000 - 6.249	1	258,833.14	0.09
6.250 - 6.499	1	292,271.82	0.11
6.500 - 6.749	1,621	267,454,889.96	96.36
6.750 - 6.999	3	334,224.67	0.12
7.000 - 7.249	5	939,426.64	0.34
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-07	2	$ 455,067.37	0.16
2004-08	4	478,977.00	0.17
2004-09	18	3,391,590.16	1.22
2004-10	46	7,553,460.51	2.72
2004-11	223	33,708,575.82	12.14
2004-12	854	140,703,845.96	50.69
2005-01	516	91,261,526.00	32.88
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.000 – 11.499	2	$ 702,091.19	0.25
11.500 – 11.999	15	4,089,293.22	1.47
12.000 - 12.499	41	9,966,365.20	3.59
12.500 - 12.999	133	28,930,301.84	10.42
13.000 - 13.499	187	37,364,154.66	13.46
13.500 - 13.999	306	59,247,996.69	21.35
14.000 - 14.499	284	46,777,574.04	16.85
14.500 - 14.999	274	41,754,295.12	15.04
15.000 - 15.499	165	20,113,784.80	7.25
15.500 - 15.999	160	18,501,602.16	6.67
16.000 - 16.499	48	4,162,393.16	1.50
16.500 - 16.999	26	2,931,122.65	1.06
17.000 - 17.499	8	836,122.09	0.30
17.500 - 17.999	8	1,178,950.75	0.42
18.000 - 18.499	5	885,195.25	0.32
18.500 - 18.999	1	111,800.00	0.04
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 – 5.499	2	$ 702,091.19	0.25
5.500 – 5.999	15	4,089,293.22	1.47
6.000 - 6.499	41	9,966,365.20	3.59
6.500 - 6.999	133	28,930,301.84	10.42
7.000 - 7.499	187	37,364,154.66	13.46
7.500 - 7.999	306	59,247,996.69	21.35
8.000 - 8.499	284	46,777,574.04	16.85
8.500 - 8.999	274	41,754,295.12	15.04
9.000 - 9.499	165	20,113,784.80	7.25
9.500 - 9.999	160	18,501,602.16	6.67
10.000 – 10.499	48	4,162,393.16	1.50
10.500 – 10.999	26	2,931,122.65	1.06
11.000 – 11.499	8	836,122.09	0.30
11.500 – 11.999	8	1,178,950.75	0.42
12.000 – 12.499	5	885,195.25	0.32
12.500 – 12.999	1	111,800.00	0.04
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2	1,663	$ 277,553,042.82	100.00
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	1	$ 139,946.71	0.05
30.01 – 35.00	3	245,696.00	0.09
35.01 – 40.00	3	296,789.17	0.11
40.01 – 45.00	9	854,507.87	0.31
45.01 – 50.00	11	1,526,721.13	0.55
50.01 – 55.00	11	1,420,415.75	0.51
55.01 – 60.00	29	5,205,556.44	1.88
60.01 – 65.00	49	8,860,913.94	3.19
65.01 – 70.00	56	8,304,586.45	2.99
70.01 – 75.00	99	16,024,099.52	5.77
75.01 – 80.00	234	35,816,922.99	12.90
80.01 – 85.00	284	44,081,556.16	15.88
85.01 – 90.00	628	103,559,531.73	37.31
90.01 – 95.00	246	51,215,798.96	18.45
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Score	4	$ 726,282.50	0.26
480 - 499	1	154,263.91	0.06
500 – 519	48	6,986,519.16	2.52
520 – 539	103	16,178,281.39	5.83
540 – 559	267	39,315,398.31	14.17
560 – 579	255	38,645,622.18	13.92
580 – 599	233	36,658,820.00	13.21
600 – 619	220	39,279,103.71	14.15
620 – 639	211	40,259,323.54	14.51
640 – 659	132	22,867,363.23	8.24
660 – 679	88	16,738,485.79	6.03
680 – 699	56	11,229,880.63	4.05
700 – 719	21	3,309,341.61	1.19
720 – 739	16	3,760,425.78	1.35
740 – 759	6	1,136,201.26	0.41
760 – 779	1	97,919.67	0.04
780 – 799	1	209,810.15	0.08
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	313	$ 72,678,158.18	26.19
New York	127	31,823,012.13	11.47
Florida	121	18,235,245.41	6.57
Illinois	115	17,520,528.58	6.31
Massachusetts	74	16,085,067.60	5.80
Arizona	120	15,332,722.32	5.52
New Jersey	57	11,508,936.59	4.15
Michigan	90	9,629,757.88	3.47
Washington	49	7,498,770.41	2.70
Texas	60	7,118,610.95	2.56
Minnesota	45	6,650,133.02	2.40
Connecticut	38	6,341,095.60	2.28
Utah	36	5,828,666.41	2.10
Ohio	54	5,462,556.50	1.97
Colorado	28	5,394,956.85	1.94
Indiana	47	5,386,995.67	1.94
Missouri	43	4,586,429.47	1.65
Nevada	22	3,548,718.83	1.28
Pennsylvania	31	3,373,950.53	1.22
Maryland	19	3,218,222.76	1.16
Oregon	22	3,089,240.62	1.11
Wisconsin	18	2,046,256.95	0.74
Rhode Island	12	1,914,553.31	0.69
New Hampshire	12	1,803,446.18	0.65
Tennessee	20	1,621,764.26	0.58
Hawaii	6	1,476,444.51	0.53
Alabama	14	1,122,557.69	0.40
Maine	5	874,429.78	0.32
New Mexico	9	814,221.06	0.29
South Carolina	8	803,334.15	0.29
Kansas	7	771,153.00	0.28
Alaska	5	711,449.36	0.26
Mississippi	5	523,536.11	0.19
Idaho	5	489,072.62	0.18
Oklahoma	6	457,174.54	0.16
Arkansas	4	394,944.24	0.14
Louisiana	5	366,966.29	0.13
Iowa	4	350,806.15	0.13
Nebraska	3	236,236.94	0.09
Delaware	1	175,778.62	0.06
Vermont	1	133,000.00	0.05
Wyoming	1	80,534.11	0.03
Kentucky	1	73,606.64	0.03
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,496	$ 257,339,707.13	92.72
Non-Owner	162	19,318,033.07	6.96
Second Home	5	895,302.62	0.32
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	1,252	$ 204,671,902.06	73.74
Stated Documentation	382	66,570,762.01	23.98
Limited Documentation	29	6,310,378.75	2.27
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out (1)	822	$ 138,911,231.32	50.05
Purchase	456	75,099,774.73	27.06
Refinance – Debt Consolidation No Cash Out (2)	385	63,542,036.77	22.89
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

(1) Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	1,125	$ 189,975,220.76	68.45
2	181	28,192,731.69	10.16
3	163	27,271,837.98	9.83
4	128	21,972,816.68	7.92
5	51	7,678,570.67	2.77
6	15	2,461,865.04	0.89
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,324	$ 216,361,330.51	77.95
2-4 Family	129	25,661,791.75	9.25
PUD	77	15,992,350.29	5.76
Condo	109	15,470,963.29	5.57
PUD Attached	11	2,413,782.49	0.87
Manufactured Housing	9	934,372.67	0.34
Single Family Attached	4	718,451.82	0.26
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	242	$ 48,134,092.16	17.34
12	83	15,360,993.55	5.53
24	1,217	193,039,023.37	69.55
36	121	21,018,933.74	7.57
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	1,663	$ 277,553,042.82	100.00
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	1,548	$ 232,754,200.68	83.86
Non Conforming Balance	115	44,798,842.14	16.14
Total:	**1,663**	**$ 277,553,042.82**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Collateral Summary

Statistics for the fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	657		
Aggregate Current Principal Balance:	$122,453,322.93		
Average Current Principal Balance:	$186,382.53		$49,978 - $499,556
Aggregate Original Principal Balance:	$122,540,445.00		
Average Original Principal Balance:	$186,515.14		$50,000 - $499,999
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.448%		5.850% - 13.900%
Wtd. Avg. Original Term (months):	351		180 – 360
Wtd. Avg. Remaining Term (months):	350		178 – 360
Wtd. Avg. Original LTV:	80.85%		25.00% - 95.00%
Wtd. Avg. Borrower FICO:	627		502 – 806
Geographic Distribution (Top 5):	CA	30.58%	
	NY	23.72%	
	NJ	7.79%	
	IL	5.70%	
	FL	5.10%	

DESCRIPTION OF THE FIXED RATE COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	657	$ 122,453,322.93	100.00
Total:	**657**	**$ 122,453,322.93**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	3	$ 150,000.00	0.12
50,000.01 - 100,000.00	158	11,902,852.00	9.71
100,000.01 - 150,000.00	111	13,734,492.00	11.21
150,000.01 - 200,000.00	116	20,501,882.00	16.73
200,000.01 - 250,000.00	107	23,743,724.00	19.38
250,000.01 - 300,000.00	69	18,997,240.00	15.50
300,000.01 - 350,000.00	47	15,236,206.00	12.43
350,000.01 - 400,000.00	29	10,785,950.00	8.80
400,000.01 - 450,000.00	13	5,531,600.00	4.51
450,000.01 - 500,000.00	4	1,956,499.00	1.60
Total:	**657**	**$ 122,540,445.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
49,978.01 - 50,000.00	4	$ 199,961.31	0.16
50,000.01 - 100,000.00	157	11,845,425.50	9.67
100,000.01 – 150,000.00	112	13,875,100.19	11.33
150,000.01 – 200,000.00	115	20,337,440.80	16.61
200,000.01 – 250,000.00	107	23,723,070.71	19.37
250,000.01 – 300,000.00	69	18,983,064.40	15.50
300,000.01 – 350,000.00	48	15,575,908.12	12.72
350,000.01 – 400,000.00	28	10,428,664.07	8.52
400,000.01 – 450,000.00	13	5,529,539.81	4.52
450,000.01 – 500,000.00	4	1,955,148.02	1.60
Total:	**657**	**$ 122,453,322.93**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 – 180	29	$ 4,264,684.69	3.48
181 – 240	22	3,221,199.12	2.63
301 – 360	606	114,967,439.12	93.89
Total:	**657**	**$ 122,453,322.93**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	3	$ 529,707.12	0.43
6.000 – 6.499	67	17,426,113.67	14.23
6.500 – 6.999	150	33,947,374.38	27.72
7.000 – 7.499	113	20,940,085.18	17.10
7.500 – 7.999	106	19,441,492.26	15.88
8.000 – 8.499	71	11,707,081.70	9.56
8.500 – 8.999	62	8,688,243.30	7.10
9.000 – 9.499	21	3,328,501.48	2.72
9.500 – 9.999	23	2,534,763.15	2.07
10.000 – 10.499	21	2,201,537.12	1.80
10.500 – 10.999	14	1,228,992.33	1.00
11.000 – 11.499	4	315,631.24	0.26
12.500 – 12.999	1	113,400.00	0.09
13.500 – 13.999	1	50,400.00	0.04
Total:	**657**	**$ 122,453,322.93**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	4	$ 410,854.42	0.34
30.01 – 35.00	1	132,899.30	0.11
35.01 – 40.00	6	920,656.09	0.75
40.01 – 45.00	3	542,023.44	0.44
45.01 – 50.00	6	1,011,856.30	0.83
50.01 – 55.00	15	3,090,324.40	2.52
55.01 – 60.00	24	4,192,804.54	3.42
60.01 – 65.00	41	7,303,323.19	5.96
65.01 – 70.00	41	6,624,969.59	5.41
70.01 – 75.00	56	10,723,827.42	8.76
75.01 – 80.00	100	19,892,094.58	16.24
80.01 – 85.00	90	15,351,539.15	12.54
85.01 – 90.00	169	31,866,817.57	26.02
90.01 – 95.00	101	20,389,332.94	16.65
Total:	**657**	**$ 122,453,322.93**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
501 – 519	7	$ 707,766.92	0.58
520 – 539	24	3,520,565.48	2.88
540 – 559	53	8,029,629.60	6.56
560 – 579	51	8,049,056.32	6.57
580 – 599	79	13,707,445.61	11.19
600 – 619	104	19,089,180.54	15.59
620 – 639	120	23,337,542.90	19.06
640 – 659	92	18,181,422.77	14.85
660 – 679	51	10,242,302.61	8.36
680 – 699	36	7,967,659.80	6.51
700 – 719	21	4,835,613.68	3.95
720 – 739	9	2,027,233.73	1.66
740 – 759	7	1,924,991.67	1.57
760 – 779	2	673,454.19	0.55
780 – 799	1	159,457.11	0.13
Total:	**657**	**$ 122,453,322.93**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	164	$ 37,441,076.25	30.58
New York	125	29,043,260.98	23.72
New Jersey	46	9,533,347.44	7.79
Illinois	40	6,978,117.71	5.70
Florida	39	6,244,021.24	5.10
Massachusetts	20	4,510,788.68	3.68
Ohio	48	3,691,132.04	3.01
Hawaii	9	2,220,641.03	1.81
Texas	17	2,146,960.78	1.75
Connecticut	11	2,116,911.64	1.73
Arizona	17	1,874,481.62	1.53
Pennsylvania	11	1,784,433.03	1.46
Maryland	7	1,689,369.67	1.38
Indiana	11	1,561,674.59	1.28
Washington	10	1,493,581.27	1.22
Minnesota	7	1,424,033.71	1.16
Missouri	12	1,279,404.03	1.04
Michigan	12	1,100,805.49	0.90
South Carolina	7	895,693.48	0.73
Colorado	5	890,982.54	0.73
Alabama	6	760,378.21	0.62
Rhode Island	3	472,300.55	0.39
Tennessee	6	422,852.61	0.35
Nevada	4	390,014.28	0.32
Alaska	1	388,000.00	0.32
New Mexico	1	382,279.93	0.31
Louisiana	4	376,603.70	0.31
New Hampshire	2	311,673.36	0.25
Oklahoma	4	268,800.87	0.22
Arkansas	2	170,406.11	0.14
Utah	1	149,228.81	0.12
Wisconsin	1	118,600.00	0.10
Mississippi	2	111,551.40	0.09
Oregon	1	109,915.88	0.09
Iowa	1	100,000.00	0.08
Total:	**657**	**$ 122,453,322.93**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	599	$ 113,882,581.35	93.00
Non-Owner Occupied	56	8,046,428.29	6.57
Second Home	2	524,313.29	0.43
Total:	**657**	**$ 122,453,322.93**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	536	$ 101,225,378.72	82.66
Stated Documentation	107	18,534,258.84	15.14
Limited Documentation	14	2,693,685.37	2.20
Total:	**657**	**$ 122,453,322.93**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out [(1)]	358	$ 64,323,696.87	52.53
Refinance – Debt Consolidation No Cash Out [(2)]	197	40,287,771.95	32.90
Purchase	102	17,841,854.11	14.57
Total:	**657**	**$ 122,453,322.93**	**100.00**

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
2. Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	510	$ 97,107,162.82	79.30
2	74	13,110,705.68	10.71
3	42	7,074,238.74	5.78
4	21	3,347,798.73	2.73
5	9	1,763,016.96	1.44
6	1	50,400.00	0.04
Total:	**657**	**$ 122,453,322.93**	**100.00**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	514	$ 96,743,742.98	79.01
2-4 Family	85	15,840,123.38	12.94
Condo	34	5,146,972.90	4.20
PUD	13	3,071,135.32	2.51
PUD Attached	6	1,029,442.54	0.84
Manufactured Housing	4	356,139.36	0.29
Single Family Attached	1	265,766.45	0.22
Total:	**657**	**$ 122,453,322.93**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	162	$ 27,941,515.80	22.82
12	128	29,616,500.16	24.19
24	109	16,190,024.46	13.22
36	258	48,705,282.51	39.77
Total:	**657**	**$ 122,453,322.93**	**100.00**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Wholesale	657	$ 122,453,322.93	100.00
Total:	**657**	**$ 122,453,322.93**	**100.00**

Conforming Balance

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	595	$ 99,060,171.03	80.90
Non Conforming Balance	62	23,393,151.90	19.10
Total:	**657**	**$ 122,453,322.93**	**100.00**

Sensitivity Analysis

To Optional Termination Date

Class A-2 Priced at Par

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 35 CPR	150 PPC 42 CPR
Average Life (yr) Principal Window	5.69 Feb03 - Aug17	3.93 Feb03 - Jan13	3.01 Feb03 - Sep10	2.33 Feb03 - Nov08	1.88 Feb03 - Sep07

Class M-1 Priced at Par

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 35 CPR	150 PPC 42 CPR
Average Life (yr) Principal Window	9.70 Sep07 - Aug17	6.59 Mar06 - Jan13	5.14 Mar06 - Sep10	4.32 Jun06 - Nov08	4.11 Aug06 - Sep07

Class M-2 Priced at Par

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 35 CPR	150 PPC 42 CPR
Average Life (yr) Principal Window	9.70 Sep07 - Aug17	6.59 Mar06 - Jan13	5.12 Mar06 - Sep10	4.20 Apr06 - Nov08	3.82 May06 – Sep07

Class M-3 Priced at Par

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 35 CPR	150 PPC 42 CPR
Average Life (yr) Principal Window	9.70 Sep07 – Aug17	6.59 Mar06 – Jan13	5.10 Feb06 – Sep10	4.14 Feb06 – Nov08	3.69 Mar06 – Sep07

Sensitivity Analysis

To Maturity

Class A-2 Priced at Par

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 35 CPR	150 PPC 42 CPR
Average Life (yr)	6.15	4.32	3.32	2.59	2.1
Principal Window	Feb03 - Aug30	Feb03 - Sep25	Feb03 - Dec20	Feb03 - Apr17	Feb03 - Sep14

Class M-1 Priced at Par

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 35 CPR	150 PPC 42 CPR
Average Life (yr)	10.51	7.23	5.63	4.70	4.43
Principal Window	Sep07 - Sep26	Mar06 - Sep20	Mar06 - Sep16	Jun06 - Oct13	Aug06 - Oct11

Class M-2 Priced at Par

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 35 CPR	150 PPC 42 CPR
Average Life (yr)	10.38	7.12	5.51	4.51	4.08
Principal Window	Sep07 - Feb24	Mar06 – Mar18	Mar06 - Aug14	Apr06 - Dec11	May06 - Mar10

Class M-3 Priced at Par

Fixed ARM	50 PPC 14 CPR	75 PPC 21 CPR	100 PPC 27 CPR	125 PPC 35 CPR	150 PPC 42 CPR
Average Life (yr)	10.03	6.84	5.28	4.28	3.81
Principal Window	Sep07 – Aug21	Mar06 – Feb16	Feb06 – Jan13	Feb06 - Sep10	Mar06 – Mar09

Interest Rate Cap Schedules and Strike Rates

Period	Class A-2 Cap Notional Schedule	Cap Strike	Class M-1 Corridor Notional Schedule	Cap Strike	Cap Ceiling	Class M-2 Corridor Notional Schedule	Cap Strike	Cap Ceiling
1	109,778,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
2	108,119,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
3	106,370,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
4	104,531,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
5	102,601,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
6	100,581,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
7	98,473,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
8	96,278,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
9	93,998,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
10	91,637,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
11	89,199,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
12	86,686,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
13	84,231,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
14	81,835,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
15	79,495,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
16	77,210,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
17	74,980,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
18	72,803,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
19	70,677,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
20	68,602,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
21	66,576,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
22	64,598,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
23	62,667,000	5.80	17,000,000	4.85	7.40	14,000,000	3.85	7.40
24	60,782,000	6.40	0			0		
25	58,943,000	6.40						
26	57,147,000	6.40						
27	55,393,000	6.40						
28	53,682,000	6.40						
29	52,010,000	6.40						
30	50,379,000	6.40						
31	48,786,000	6.40						
32	47,231,000	6.40						
33	45,713,000	6.40						
34	44,231,000	6.40						
35	42,784,000	6.40						
36	0							

Net WAC Pass-Through Rate for the Class A-2

Assumptions to Optional Termination

Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)
1	4.66 %	4.66 %	5.86 %	32	5.90 %	6.71 %	7.31 %	63	5.87 %	7.45 %	7.38 %
2	6.48	6.48	7.68	33	6.09	6.93	7.53	64	6.07	7.69	7.62
3	5.85	5.85	7.05	34	5.90	6.71	7.31	65	5.87	7.44	7.37
4	6.04	6.04	7.24	35	6.09	6.93	7.53	66	6.07	7.68	7.61
5	5.85	5.85	7.05	36	5.89	6.99	6.99	67	5.87	7.43	7.36
6	6.04	6.04	7.24	37	5.89	6.99	6.99	68	5.87	7.42	7.36
7	5.84	5.84	7.04	38	6.52	7.73	7.73	69	6.07	7.67	7.60
8	5.84	5.84	7.04	39	5.89	6.98	6.98	70	5.87	7.42	7.35
9	6.04	6.04	7.24	40	6.09	7.21	7.21	71	6.06	7.66	7.59
10	5.84	5.84	7.04	41	5.89	6.98	6.98	72	5.87	7.41	7.34
11	6.03	6.03	7.23	42	6.09	7.50	7.50	73	5.87	7.40	7.34
12	5.84	5.84	7.04	43	5.89	7.26	7.26	74	6.50	8.19	8.12
13	5.84	5.84	7.04	44	5.89	7.25	7.25	75	5.87	7.39	7.33
14	6.24	6.24	7.44	45	6.08	7.49	7.49	76	6.06	7.64	7.57
15	5.84	5.84	7.04	46	5.89	7.24	7.24	77	5.86	7.39	7.32
16	6.03	6.03	7.23	47	6.08	7.48	7.48	78	6.06	7.63	7.56
17	5.84	5.84	7.04	48	5.89	7.52	7.45	79	5.86	7.38	7.31
18	6.03	6.03	7.23	49	5.88	7.51	7.44	80	5.86	7.37	7.31
19	5.83	5.83	7.03	50	6.51	8.31	8.23	81	6.06	7.61	7.55
20	5.83	5.83	7.03	51	5.88	7.50	7.43	82	5.86	7.36	7.30
21	6.03	6.03	7.23	52	6.08	7.75	7.68	83	6.06	7.60	7.54
22	5.83	5.83	7.03	53	5.88	7.49	7.42	84	5.86	7.36	7.29
23	6.03	6.03	7.23	54	6.08	7.74	7.67	85	5.86	7.35	7.29
24	5.90	6.43	7.03	55	5.88	7.48	7.41	86	6.49	8.13	8.06
25	5.90	6.43	7.03	56	5.88	7.48	7.41	87	5.86	7.34	7.28
26	6.53	7.12	7.72	57	6.07	7.72	7.65	88	6.05	7.58	7.52
27	5.90	6.43	7.03	58	5.88	7.47	7.40	89	5.86	7.33	7.27
28	6.10	6.64	7.24	59	6.07	7.71	7.64	90	6.05	7.57	7.51
29	5.90	6.42	7.02	60	5.88	7.46	7.39	91	5.86	7.33	7.26
30	6.10	6.94	7.54	61	5.88	7.46	7.39	92	5.85	7.32	7.26
31	5.90	6.72	7.32	62	6.28	7.97	7.89				

(1) Assumes 6mLIBOR stays at [1.4056%] and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed and no payments under the interest rate cap are received.
(3) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 7.0000 and the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate cap are received as promised.
Net WAC Cap calculated as Class A-2 Net WAC Cap added to the percentage representing cap payments divided by Class A-2 Beginning Balance for the specified month.

Net WAC Pass-Through Rate for the Class M-1

Assumptions to Optional Termination

Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)
1	4.88 %	4.88 %	7.03 %	32	6.13 %	7.98 %	7.98 %	63	6.11 %	9.68 %	9.31 %
2	6.80	6.80	8.95	33	6.34	8.24	8.24	64	6.31	9.99	9.61
3	6.14	6.14	8.29	34	6.13	7.97	7.97	65	6.11	9.67	9.30
4	6.34	6.34	8.49	35	6.33	8.23	8.23	66	6.31	9.98	9.60
5	6.13	6.13	8.28	36	6.13	8.58	8.58	67	6.11	9.66	9.29
6	6.33	6.33	8.48	37	6.13	8.58	8.58	68	6.10	9.65	9.28
7	6.13	6.13	8.28	38	6.78	9.50	9.50	69	6.31	9.97	9.59
8	6.13	6.13	8.28	39	6.13	8.57	8.57	70	6.10	9.64	9.27
9	6.33	6.33	8.48	40	6.33	8.85	8.85	71	6.31	9.96	9.58
10	6.12	6.12	8.27	41	6.12	8.57	8.57	72	6.10	9.63	9.27
11	6.33	6.33	8.48	42	6.33	9.48	9.45	73	6.10	9.62	9.26
12	6.12	6.12	8.27	43	6.12	9.17	9.14	74	6.75	10.65	10.25
13	6.12	6.12	8.27	44	6.12	9.17	9.13	75	6.10	9.61	9.25
14	6.54	6.54	8.69	45	6.33	9.47	9.43	76	6.30	9.93	9.55
15	6.12	6.12	8.27	46	6.12	9.16	9.13	77	6.10	9.60	9.24
16	6.32	6.32	8.47	47	6.32	9.46	9.42	78	6.30	9.92	9.54
17	6.12	6.12	8.27	48	6.12	9.76	9.38	79	6.10	9.59	9.23
18	6.32	6.32	8.47	49	6.12	9.75	9.38	80	6.10	9.59	9.23
19	6.12	6.12	8.27	50	6.77	10.79	10.38	81	6.30	9.90	9.53
20	6.12	6.12	8.27	51	6.12	9.74	9.37	82	6.09	9.58	9.22
21	6.32	6.32	8.47	52	6.32	10.06	9.68	83	6.30	9.89	9.52
22	6.11	6.11	8.26	53	6.12	9.73	9.36	84	6.09	9.57	9.21
23	6.32	6.32	8.47	54	6.32	10.05	9.67	85	6.09	9.56	9.20
24	6.14	7.37	7.37	55	6.11	9.72	9.35	86	6.74	10.58	10.18
25	6.14	7.37	7.37	56	6.11	9.71	9.34	87	6.09	9.55	9.19
26	6.79	8.16	8.16	57	6.32	10.03	9.65	88	6.29	9.86	9.49
27	6.14	7.37	7.37	58	6.11	9.70	9.33	89	6.09	9.54	9.18
28	6.34	7.61	7.61	59	6.32	10.02	9.64	90	6.29	9.85	9.48
29	6.13	7.36	7.36	60	6.11	9.69	9.32	91	6.09	9.53	9.17
30	6.34	8.25	8.25	61	6.11	9.69	9.32	92	6.09	9.52	9.17
31	6.13	7.98	7.98	62	6.53	10.35	9.96				

(1) Assumes 6mLIBOR stays at [1.4056%] and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed and no payments under the interest rate corridor are received.
(3) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 7.0000 and the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate corridor are received as promised.
Net WAC Cap calculated as Class M-1 Net WAC Cap added to the percentage representing corridor payments divided by Class M-1 Beginning Balance for the specified month.

Net WAC Pass-Through Rate for the Class M-2

Assumptions to Optional Termination

Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)	Period	NWC (1)	NWC (2)	NWC (3)
1	4.88 %	4.88 %	8.03 %	32	6.13 %	7.98 %	7.98 %	63	6.11 %	9.68 %	9.31 %
2	6.80	6.80	9.95	33	6.34	8.24	8.24	64	6.31	9.99	9.61
3	6.14	6.14	9.29	34	6.13	7.97	7.97	65	6.11	9.67	9.30
4	6.34	6.34	9.49	35	6.33	8.23	8.23	66	6.31	9.98	9.60
5	6.13	6.13	9.28	36	6.13	8.58	8.58	67	6.11	9.66	9.29
6	6.33	6.33	9.48	37	6.13	8.58	8.58	68	6.10	9.65	9.28
7	6.13	6.13	9.28	38	6.78	9.50	9.50	69	6.31	9.97	9.59
8	6.13	6.13	9.28	39	6.13	8.57	8.57	70	6.10	9.64	9.27
9	6.33	6.33	9.48	40	6.33	8.85	8.85	71	6.31	9.96	9.58
10	6.12	6.12	9.27	41	6.12	8.57	8.57	72	6.10	9.63	9.27
11	6.33	6.33	9.48	42	6.33	9.48	9.45	73	6.10	9.62	9.26
12	6.12	6.12	9.27	43	6.12	9.17	9.14	74	6.75	10.65	10.25
13	6.12	6.12	9.27	44	6.12	9.17	9.13	75	6.10	9.61	9.25
14	6.54	6.54	9.69	45	6.33	9.47	9.43	76	6.30	9.93	9.55
15	6.12	6.12	9.27	46	6.12	9.16	9.13	77	6.10	9.60	9.24
16	6.32	6.32	9.47	47	6.32	9.46	9.42	78	6.30	9.92	9.54
17	6.12	6.12	9.27	48	6.12	9.76	9.38	79	6.10	9.59	9.23
18	6.32	6.32	9.47	49	6.12	9.75	9.38	80	6.10	9.59	9.23
19	6.12	6.12	9.27	50	6.77	10.79	10.38	81	6.30	9.90	9.53
20	6.12	6.12	9.27	51	6.12	9.74	9.37	82	6.09	9.58	9.22
21	6.32	6.32	9.47	52	6.32	10.06	9.68	83	6.30	9.89	9.52
22	6.11	6.11	9.26	53	6.12	9.73	9.36	84	6.09	9.57	9.21
23	6.32	6.32	9.47	54	6.32	10.05	9.67	85	6.09	9.56	9.20
24	6.14	7.37	7.37	55	6.11	9.72	9.35	86	6.74	10.58	10.18
25	6.14	7.37	7.37	56	6.11	9.71	9.34	87	6.09	9.55	9.19
26	6.79	8.16	8.16	57	6.32	10.03	9.65	88	6.29	9.86	9.49
27	6.14	7.37	7.37	58	6.11	9.70	9.33	89	6.09	9.54	9.18
28	6.34	7.61	7.61	59	6.32	10.02	9.64	90	6.29	9.85	9.48
29	6.13	7.36	7.36	60	6.11	9.69	9.32	91	6.09	9.53	9.17
30	6.34	8.25	8.25	61	6.11	9.69	9.32	92	6.09	9.52	9.17
31	6.13	7.98	7.98	62	6.53	10.35	9.96				

(1) Assumes 6mLIBOR stays at [1.4056%] and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed and no payments under the interest rate corridor are received.
(3) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 7.0000 and the cashflows are run to the Optional Termination at the pricing speed and all payments under the interest rate corridor are received as promised.
Net WAC Cap calculated as Class M-2 Net WAC Cap added to the percentage representing corridor payments divided by Class M-2 Beginning Balance for the specified month.

Net WAC Pass-Through Rate for the Class M-3

Assumptions to Optional Termination

Period	NWC (1)	NWC (2)	Period	NWC (1)	NWC (2)	Period	NWC (1)	NWC (2)
1	4.88 %	4.88 %	32	6.13 %	7.98 %	63	6.11 %	9.68 %
2	6.80	6.80	33	6.34	8.24	64	6.31	9.99
3	6.14	6.14	34	6.13	7.97	65	6.11	9.67
4	6.34	6.34	35	6.33	8.23	66	6.31	9.98
5	6.13	6.13	36	6.13	8.58	67	6.11	9.66
6	6.33	6.33	37	6.13	8.58	68	6.10	9.65
7	6.13	6.13	38	6.78	9.50	69	6.31	9.97
8	6.13	6.13	39	6.13	8.57	70	6.10	9.64
9	6.33	6.33	40	6.33	8.85	71	6.31	9.96
10	6.12	6.12	41	6.12	8.57	72	6.10	9.63
11	6.33	6.33	42	6.33	9.48	73	6.10	9.62
12	6.12	6.12	43	6.12	9.17	74	6.75	10.65
13	6.12	6.12	44	6.12	9.17	75	6.10	9.61
14	6.54	6.54	45	6.33	9.47	76	6.30	9.93
15	6.12	6.12	46	6.12	9.16	77	6.10	9.60
16	6.32	6.32	47	6.32	9.46	78	6.30	9.92
17	6.12	6.12	48	6.12	9.76	79	6.10	9.59
18	6.32	6.32	49	6.12	9.75	80	6.10	9.59
19	6.12	6.12	50	6.77	10.79	81	6.30	9.90
20	6.12	6.12	51	6.12	9.74	82	6.09	9.58
21	6.32	6.32	52	6.32	10.06	83	6.30	9.89
22	6.11	6.11	53	6.12	9.73	84	6.09	9.57
23	6.32	6.32	54	6.32	10.05	85	6.09	9.56
24	6.14	7.37	55	6.11	9.72	86	6.74	10.58
25	6.14	7.37	56	6.11	9.71	87	6.09	9.55
26	6.79	8.16	57	6.32	10.03	88	6.29	9.86
27	6.14	7.37	58	6.11	9.70	89	6.09	9.54
28	6.34	7.61	59	6.32	10.02	90	6.29	9.85
29	6.13	7.36	60	6.11	9.69	91	6.09	9.53
30	6.34	8.25	61	6.11	9.69	92	6.09	9.52
31	6.13	7.98	62	6.53	10.35			

(1) Assumes 6mLIBOR stays at [1.4056%] and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed and no payments under the interest rate corridor are received.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Warburg

Asset Backed Finance	
Shahid Quraishi	212-713-2728
Jay Lown	212-713-3670
Paul Scialabba	212-713-9832
Peter Faigl	212-713-2549
Glenn McIntyre	212-713-3180
Jaka Ismail	212-713-4129
Olivier D'Meza	212-713-1427

ABS Trading & Syndicate	
Jack McCleary	212-713-4330
Eric Marcus	212-713-4002